UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

Other Information:

Graphex Group Limited (NYSE American: GRFX | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is a foreign private issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”) and has its American Depositary Shares (“ADSs”) listed on the NYSE American LLC stock exchange market.

The Company entered into a non-binding Memorandum of Understanding (“MOU”) with Reforme Group Pty Ltd (“Reforme”), a private mining and development group involved in developing processing, to create a strategic alliance joint venture (JV) to provide key feedstock and critical minerals and processing technologies for the production of electric vehicle (EV) Li-ion power batteries to the global EV industry. An initial focus of the JV will be an already identified graphite opportunity in Australia where critical mineral mining and processing momentum is accelerating quickly.

The Company issued a press release regarding the MOU, which is furnished herewith as Exhibit 99.1. The Company intends to make an Overseas Regulatory Announcement in accordance the applicable HKSE rules, a copy of which is furnished herewith as Exhibit 99.2. Each of the exhibits referred to above is incorporated by reference herein.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: December 29, 2022

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release issued December 29, 2022 regarding the Letter of Intent between the Company and Northern Graphite Corporation
99.2	Form of the Overseas Regulatory Announcement by the Company pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

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